Exhibit 99.2

SciSparc Ltd. Closes $1.3 Million Underwritten Public Offering

TEL AVIV, Israel, Aug. 14, 2023 (GLOBE NEWSWIRE) --  SciSparc Ltd. (Nasdaq: SPRC) (“SciSparc” or the “Company”) today announced the closing of a firm commitment underwritten public offering with gross proceeds to the Company of approximately $1.3 million, before deducting underwriting discounts and other estimated expenses payable by the Company. The base offering consisted of 6,500,000 ordinary shares (or pre-funded warrants in lieu of ordinary shares) at a price to the public of $0.20 per share (or $0.199 per pre-funded warrant). The Company intends to use the net proceeds from this offering primarily for working capital.

In addition, the Company has granted Aegis Capital Corp. a 45-day option to purchase up to an additional 975,000 ordinary shares to cover over-allotments, if any. If this option is exercised in full, the total gross proceeds of the offering including over-allotments are expected to be approximately $1.5 million before deducting underwriting discounts, commissions and offering expenses.

Aegis Capital Corp. acted as the sole book-running manager for the Offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333- 269839) declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2023. A final prospectus supplement and accompanying shelf prospectus describing the terms of the proposed offering have been filed with the SEC and are available on the SEC's website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying shelf prospectus may be obtained by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC and that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer's disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on the Amazon.com Marketplace.

For Further Information please refer to information available on the Company’s website: https://scisparc.com/

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses use of proceeds from the offering and the potential exercise of the over-allotment option. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on May 1, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. SciSparc is not responsible for the contents of third-party websites.